UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of report: January 14, 2022

Commission file number 1-33198

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its Charter)

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United
Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐     No ☒

Item 1 - Information Contained in This Form 6-K Report

On January 14, 2022, Altera Infrastructure L.P. (the “Company”) entered into the First Supplemental Indenture (the “First Supplemental Indenture”) to the Indenture, dated as of August 27, 2021 (the “Indenture”), by and among Altera Infrastructure Holdings L.L.C. (“Holdings”), the Company and U.S. Bank National Association, as trustee (the “Trustee”) governing the Company’s 11.50% Senior Secured PIK Notes due 2026 (the “Notes”). The First Supplemental Indenture provides for, among other things, amendments to the terms of the Indenture to permit a new revolving credit facility and related supplementary and ancillary documents.

On January 14, 2022, the Company also entered into the Second Supplemental Indenture (the “Second Supplemental Indenture”) to the Indenture, by and among Holdings and the Trustee. The Second Supplemental Indenture provides for, among other things, additional guarantors of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: January 18, 2022	By:	/s/ Mark Mitchell
Mark Mitchell
Company Secretary